Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 24, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Issues Statement Required by NYSE MKT Section 610(b)

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) announced, pursuant to disclosure requirements of NYSE MKT Company Guide Section 610(b), that its audited consolidated financial statements for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 16, 2016, contained an audit opinion from its independent registered public accounting firm that includes an explanatory paragraph related to the Company’s ability to continue as a going concern.

This announcement does not represent any change or amendment to the Company's audited consolidated financial statements for the year ended December 31, 2015.

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora, which provides a base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production (including production at Ana Paula and Caballo Blanco), possible capital savings and estimates of pre-production capital at Ana Paula, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.